Exhibit 24


                       STARTECH ENVIRONMENTAL CORPORATION

                             AUTHORIZATION STATEMENT

This statement confirms that the undersigned has authorized and designated each of Joseph F. Longo and Peter Scanlon to execute and file on the undersigned's behalf all forms that the undersigned may be required to file with the United States Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16") as a result of the undersigned's ownership of or transactions in securities of Startech Environmental Corporation ("Startech"). The authority granted under this statement shall continue until the undersigned is no longer required to file forms under Section 16 with respect to the ownership of or transactions in the securities of Startech, unless earlier revoked in writing.


Signature:        /s/ Nicholas S. Perna

Name (print):     Nicholas S. Perna

Date:             October 10, 2003